Bit Body, Inc. (the "Company") a Delaware Corporation and Subsidiary

Consolidated Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2022 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Bit Body, Inc.

We have audited the accompanying consolidated statements of financial position of Bit Body, Inc as of December 31, 2021 and 2022 and the related statement of operations, statement of cash flows, and the statement of changes in stockholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Bit Body, Inc as of December 31, 2021 and 2022 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 20th, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 772,500	$ 428,908
Restricted Cash	260,531	139,010
Inventory	446,470	335,163
Prepaid Expenses	14,272	22,885
Total Current Assets	1,493,833	925,966
Non-current Assets		
Property, Plant and Equipment, Net of Depreciation	58,226	114,986
Intangible Assets, Net of Amortization	75,353	71,226
Security Deposits	9,418	11,103
Right of Use Asset	191,226	278,344
Total Non-Current Assets	334,223	475,659
TOTAL ASSETS	$ 1,828,056	$ 1,401,626
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 17,868	$ 16,286
Gift Card Liability	66,007	73,476
Deferred Revenue	149,023	139,428
Accrued Interest	17,927	12,685
Accrued Payroll	23,527	47,297
Line of Credit	256,163	50,428
Lease Liability - Short Term	50,336	46,019
Short-Term Debt	-	23,438
Revenue Based Financing Debt	315,221	-
Notes Payable - Related Party	156,521	-
Other Current Liabilities	206,548	162,808
Total Current Liabilities	1,259,140	571,864
Long-term Liabilities		
Long Term Deferred Revenue - Related Party	100,000	100,000
Lease Liability - Long Term	176,292	226,628
Future Equity Obligations, net of Offering Costs	852,130	-
Long-Term Debt	200,000	200,000
Total Long-Term Liabilities	1,328,422	526,628
TOTAL LIABILITIES	$ 2,587,562	$ 1,098,492
EQUITY		
Common Stock	1	1
Preferred Stock	-	-
Additional Paid-in-Capital, Net of Offering Costs	5,611,216	5,593,021
Accumulated Other Comprehensive Income/Loss	(498,250)	(229,140)
Accumulated Deficit	(5,872,474)	(5,060,749)
Total Equity	(759,507)	303,132
TOTAL LIABILITIES AND EQUITY	$ 1,828,056	$ 1,401,626

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	$ 4,487,782	$ 5,106,805
Cost of Revenue	1,870,069	1,980,937
Gross Profit	2,617,712	3,125,868
Operating Expenses		
Advertising and Marketing	483,393	951,527
General and Administrative	1,269,044	760,537
Legal and Professional Fees	118,738	248,527
Payroll and Benefits Expenses	1,640,709	1,711,831
Repairs and Maintenance	10,258	17,866
Total Operating Expenses	3,522,143	3,690,288
Operating Income (loss)	$ (904,431)	$ (564,420)
Depreciation	(104)	(552)
Amortization	(26,749)	(8,698)
Other Income	136,284	635,339
Interest Expense	(26,699)	(12,849)
Total Other Income	82,731	613,241
Provision for Income Tax	-	-
Net Income (loss)	(821,699)	48,821
Other Comprehensive Income/Loss from Foreign Exchange Translation	9,975	366
Comprehensive Income	$ (811,724)	$ 49,188

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	$ (811,724)	$ 49,188
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation, Including Cost of Sales	43,041	26,645
Amortization of Intangible Assets	5,873	8,698
Payments Made for Operating Lease	(66,125)	(5,697)
Accounts Payable	1,582	4,795
Gift Card Liability	(7,469)	(44,630)
Deferred Revenue	9,595	203,953
Accrued Interest	5,242	8,667
Payroll Liabilities	(23,770)	(45,479)
Other Current Liabilities	43,740	(197)
Prepaid Expenses	8,613	54,972
Inventory	(111,307)	17,550
Security Deposits	1,685	8,660
Forgiveness of PPP Loans	-	(457,034)
Effect of Foreign Currency Translation	(269,110)	(123,192)
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (358,409)	$ (342,290)
Net Cash provided by (used in) Operating Activities	$ (1,170,133)	$ (293,102)
INVESTING ACTIVITIES		
Furniture, Equipment, and Leasehold Improvements	100,942	(10,718)
Patent Costs	10,000	-
Net Cash provided by (used by) Investing Activities	110,942	(10,718)
FINANCING ACTIVITIES		
Additional Paid-in-Capital	18,195	-
Proceeds from PPP Loan	-	251,956
Line of Credit	205,735	15,849
Future Equity Obligations	852,130	-
Debt Issuances/Payments	291,783	50,000
Debt Issuance/Payments - Related Party	156,521	-
Net Cash provided by (used in) Financing Activities	1,524,363	317,805
Cash at the beginning of period	567,918	553,932
Net Cash increase (decrease) for period	465,172	13,986
Cash at end of period	$ 1,033,091	$ 567,918

Statement of Changes in Shareholder Equity

	Common Stock (Par $0.000001)		Series Seed Preferred Stock (Par $0.000001)		Series A Preferred Stock (Par $0.000001)		Series A-1 Preferred Stock (Par $0.000001)		Series A-2 Preferred Stock (Par $0.000001)		Series A-3 Preferred Stock (Par $0.000001)		Series A-4 Preferred Stock (Par $0.000001)					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2021	1,124,117	1	222,220	-	321,992	-	4,576	-	209,831	-	14,791	-	131,063	-	5,593,021	(105,948)	(5,109,937)	377,137
Effect of Foreign Currency Translation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(123,192)	-	(123,192)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49,188	49,188
Ending Balance 12/31/2021	1,124,117	1	222,220	-	321,992	-	4,576	-	209,831	-	14,791	-	131,063	-	5,593,021	(229,140)	(5,060,749)	303,132
Issuance of Common Stock	13,679	-	-	-	-	-	-	-	-	-	-	-	-	-	18,195	-	-	18,195
Effect of Foreign Currency Translation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(269,110)	-	(269,110)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(811,724)	(811,724)
Ending Balance 12/31/2022	1,137,796	1	222,220	-	321,992	-	4,576	-	209,831	-	14,791	-	131,063	-	5,611,216	(498,250)	(5,872,474)	(759,507)

Bit Body, Inc
Notes to the Consolidated Audited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bit Body, Inc ("the Company") was formed in Delaware on September 6th, 2012. The Company runs MTailor, an ecommerce custom clothing business that measures you with the camera on your phone. The Company has created and will continue to create new technology for clothing and body measurements and visualization. The Company is developing a new SAAS business to deliver measurements and visualization technology to consumers and retailers. The Company's HQ is in San Francisco, CA. The Company's customers are predominantly in the United States.

The Company is a majority owner of 99.9% of the shares of Bit Body Bangladesh, Ltd ("BBBL"), which is a Bangladesh based manufacturing company that produces custom made garments on demand. BBBL produces 100% of the Company's orders and ships completed products to customers in the United States. The financial statements for this subsidiary are consolidated with the Company's.

The Company will continue to conduct its crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its majority-owned subsidiary, Bit Body Bangladesh Limited.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Restricted Cash

Restricted cash represents funds that have been set aside to comply with a regulatory requirement to maintain a cash reserve for a line of credit extended by People's Republic of Bangladesh. The amount and timing of the release of cash is variable as the reserve requirement is contingent and calculated on the basis of orders on credit. During the reporting period, there were no significant changes in the amount or terms of the restriction. The impact of the restriction on the company's liquidity is not considered to be significant, as the remaining cash balance is sufficient to meet the company's operational needs.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at a point in time and that has been determined as the time of shipment of customer orders. Until the time of shipment, all money received in advance is recorded as deferred revenue. Shipments are reconciled against deferred revenue amounts on a monthly basis and revenue is recognized accordingly. During 2022 and 2021, revenue was recognized from the sale of clothing in the amount of $4,445,552 and $5,024,387, respectively.

The Company also sells gift card directly to customers and manages those balances by monitoring the usage of gift cards in customer orders and recognizing revenue from the use of those gift card balances at the time of shipment of the respective order. All gift cards that have been outstanding and unused for at least six months are removed from the gift card liability account and recognized as revenue in the month in which they have aged six months. During 2022 and 2021, the Company recognized revenue from unused gift cards in the amount of $42,230 and $82,418, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is determined using the straight-line and declining balance methods, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are

less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 or December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/22
Computer Equipment	5	28,093	15,651	12,442
Electrical Items	5	18,237	15,512	2,725
Fire Safety Equipment	5	6,585	5,730	855
Furniture & Fixtures	5	26,827	10,429	16,398
Machinery	5	102,598	83,946	18,652
Office Equipment	5	33,657	26,503	7,154
Computers	3	12,134	12,134	-
Grand Total	**-**	**228,131**	**169,905**	**58,226**

Intangible Assets

In developing assumptions about the renewal or extension used to determine the useful life of intangible assets, the Company first considers its own historical experience in renewing or extending similar arrangements. These assumptions are adjusted for entity-specific factors. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be five years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 12/31/22
Software	5	28,421	28,421	-
Patent	20	61,138	4,048	57,091
Trademark	15	22,828	4,566	18,262
Grand Total	**-**	**112,387**	**37,035**	**75,353**

Inventory

The Company's inventory consists primarily of fabrics and goods in transit for chinos, denim, polos, scrubs, shirts, suits, blazers, pants, t-shirts and manufacturing trim for its products. Inventory is mainly housed at the Company's production facility in Bangladesh and it is accounted for using the average cost method of accounting.

As of December 31, 2022 and 2021, inventory balances totaled $446,470 and $335,163, respectively. The Company produces custom fitted clothing for individual customers and all finished goods are delivered to customers as soon as

produced. Additionally, the process to manufacture clothing for customer orders is relatively short. As such, the Company does not carry finished goods or in-process inventory. Instead, all inventory is classified as raw materials.

Prepaid Expenses

Prepaid Expenses consisted primarily of prepaid advertising and prepaid wages and salaries. The Company capitalizes prepaid expenses and recognizes the costs to the respective expense account over the life of the service contract or as the services that were prepaid are rendered to the Company.

Line of Credit

The Company opened a line of credit and had a total payable balance related to inventory purchased on the line of credit in the amount of $256,163 as of December 31st, 2022. The inventory amounts are payable within 2023 and the Company does not have any intention of closing the line of credit in the future.

Other Payables

Other Payables primarily consist of salary and wages payable as well as audit fees payable.

Leases

The Company leases certain buildings, equipment, and vehicles. The determination of whether an arrangement is a lease is made at the lease's inception. The Company has elected to early adopt and account for long-term leases in accordance with ASC 842, "Leases". As a result, in 2021, the Company recognized a lease liability and right of use asset for a long-term lease that it entered into as of October 2021, for a factory building in Bangladesh. Refer to Note 4. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States and Bangladesh. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A Director, minority shareholder of the Company, and relative of the CEO started a separate company called MedTailor for which the Company agreed to supply production, measurement technology, and customer support for this new brand. The Company recognized $110,000 in deferred revenue as well as $100,000 in long term deferred revenue.

On September 22, 2022, the Company entered into a promissory note for $200K with a 10% interest rate. The lender is a related party and is a Director, minority shareholder of the Company, and relative of the CEO. This note has a maturity date of two years and is due on September 22, 2024. If the Company raises at least $10,000 in a financing, excluding from the CEO, the Company shall use 5% of such funds to repay the principal balance outstanding and the interest accrued on the note. The balance of the loan was $156,521 as of December 31st, 2022.

NOTE 4 – LEASES

As mentioned in Note 2, the Company has elected to early adopt and account for long-term leases in accordance with ASC 842, "Leases". During 2021, Bit Body Bangladesh, Ltd entered into a five-year operating lease agreement with Mr. Abdus Sattar Bhuiyan (lessor) for the use of his factory building ("Sattar Building") at Bogabari Market, Ashulia, Dhaka. The date of commencement for this lease is October 1, 2021 and it is for a total of 33,761 square feet of area to be used by BBBL and will cost the Company a total monthly rental payment of 486,114 Bangladeshi Taka. At

December 31, 2022 this was estimated to have a conversion value of $4,832 at a conversion rate of $0.00994006 USD per $1 Bangladeshi Taka. This monthly payment will increase by 10% in years four and five, per the lease agreement.

The Company estimated a right of use asset and lease liability in the amount of $285,563 and this was determined using a 9% discount rate. The agreement allows for an extension option of up to five additional years. This was not taken into consideration in the determination of the right of use asset and lease liability as we do not consider the extension to be reasonably certain at this point in time.

The Company incurred total operating lease costs of $17,090 and $46,019 in 2021 and 2022, respectively. As of December 31, 2022, the weighted-average remaining lease term is 45 months and the weighted-average discount rate is 9%.

The maturities of lease liabilities as of December 31, 2022 were as follows:

Year Ending December 31,	Payment
2023	$50,336
2024	$56,697
2025	$67,161
2026	$52,434
2027	-
Thereafter	-

NOTE 5 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 6 – DEBT

Revenue-Based Financing

The Company entered into a revenue-based financing agreement with a third party resulting in the Company receiving $175,000 in 2022. The agreement includes a fixed fee of $14,000 for a total repayment required of $189,000. The repayment rate is 3.9% with a minimum payment of $21,000 required every 60 days. The repayment start date was November 1st, 2022 and the final repayment date is April 24th, 2024.

In June of 2022, the Company entered into a revenue sharing agreement with CFT Clear Finance Technology Corp. in exchange for an advance of $500,000. The total specified amount of $567,500 is due 9 months after the date of the agreement. The balance of the agreement was $160,654 as of December 31st, 2022.

Notes Payable

In July 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) agreement for $150,000 with an interest rate of 3.75% and a maturity date of July 22, 2050. An additional $50,000 loan was secured in June 2021. Monthly payments of $1,023 are required, beginning in July of 2022. The balance of this loan was $200,000 as of December 31, 2021 and 2022. As of December 31, 2022, there was accrued interest in the amount of $9,437 for this loan.

In January of 2022, the Company entered into business loan agreement with Celtic Bank through the Stripe Capital Program in exchange for $175,000. The total loan cost for this loan is $20,825 and repayment of this loan is made by withholding 6.60% of daily merchant receivables until repayment is made of the loan and loan cost amount. This loan carried a final repayment date of July 19, 2023. The Company repaid this loan during 2022.

During the periods under review, the Company entered into two Paycheck Protection Program (PPP) loan agreements in the amount of $228,517 each for a total amount of $457,034. The loans accrued interest at 1%. The loans were both fully forgiven in 2021 and recognized as other income.

In 2021, the Company entered into a working capital loan with a bank in the amount of $23,438. The loan accrued interest at 9% and was fully paid off in 2022.

Simple Agreement for Future Equity ("SAFE")

During 2022, the Company launched a crowdfunding campaign on the WeFunder crowdfunding platform. As of December 31, 2022, the Company raised a net of offering costs total of $852,130 on a SAFE agreement with valuation caps of $27M-$33M. If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the valuation cap. If there is a Liquidity Event before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization, which means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

The Liquidity Price means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization, which means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

See Note 3 – Related Party Transaction disclosure for details of loan entered into with a related party.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	471,741
2024	-
2025	-
2026	2,695
2027 and Beyond	197,305

NOTE 7 – EQUITY

Issuance of Stock

The total number of shares that the Company is authorized to issue is 3,434,971. The total number of shares of common stock authorized to be issued is 2,450,000 at a par value of $0.000001 per share. The total number of shares of preferred stock authorized to be issued is 984,971 at a par value of $0.000001 per share, of which 222,220 shares are designated as "Series Seed Preferred Stock", 402,490 shares are designated as "Series A Preferred Stock", 4,576

shares are designated as "Series A-1 Preferred Stock", 209,831 shares are designated as "Series A-2 Preferred Stock", 14,791 shares are designated as "Series A-3 Preferred Stock", and 131,063 shares are designated as "Series A-4 Preferred Stock".

At the end of 2021 and 2022, there were 1,124,117 and 1,137,796 common shares outstanding, respectively. At the end of 2021 and 2022, there were 904,473 preferred shares outstanding.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation.

Share Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

It is the policy of the Company to record forfeitures of unvested stock options when they actually occur.

To determine the value of the Company's stock, management has hired a valuation Company, Carta, Inc., to perform 409A valuations at each issuance of stock options. The Company's stock value determinations have not resulted in intrinsic value for grantees of stock options. As such, Management has not recognized stock-based compensation expenses in connection with the issuance and vesting of stock options through December 31, 2021.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2020	109,314	$1.410	$ -	4
Granted	29,759	$1.050	$ -	
Exercised	-	$ -	$ -	
Expired/cancelled	(37,162)	$1.535	$ -	
Total options outstanding, December 31, 2020	101,911	$1.326	$ -	2
Granted	-	$ -	$ -	
Exercised	-	$ -	$ -	
Expired/cancelled	-	$ -	$ -	
Total options outstanding, December 31, 2021	101,911	$1.326	$ -	2
Granted	84,524	$0.764	$ -	
Exercised	(13,679)	$1.330	$ -	
Expired/cancelled	(10,181)	$2.488	$ -	
Total options outstanding, December 31, 2022	162,575	$1.030	$ -	-
Options exercisable, December 31, 2022	74,422	$1.351	$ -	1

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options, January 1, 2020	113,328	$ -
Granted	29,759	$ -
Vested	(29,597)	$ -
Forfeited	(32,724)	$ -
Nonvested options, December 31, 2020	80,766	$ -
Granted	-	$ -
Vested	(33,255)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	47,511	$ -
Granted	84,524	$ -
Vested	(30,821)	$ -
Forfeited	(5,668)	$ -
Nonvested options, December 31, 2022	95,547	$ -

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2023, the date these financial statements were available to be issued.

During 2023, the Company raise an additional $774,130 in investment capital through the sale of SAFE notes to investors. These notes have the same terms as those noted in Note 6, above. A total of $50,318 in fees were incurred in connection with the offering of the SAFE instruments.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.